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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
LXR Biotechnology Inc.
-----------------------------------------
(Name of Issuer)
Common Stock
-----------------------------------------
(Title of Class Securities)
502468101
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(CUSIP Number)

Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page   1   of  5  Pages
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CUSIP NO. 502468101     13G      PAGE  2  OF  5  PAGES

1 NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
GRACE BROTHERS, LTD.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)/  /
(b)/  /

3 SEC USE ONLY

4 CITIZENSHIP OR PLACE OF ORGANIZATION
ILLINOIS LIMITED PARTNERSHIP

              5 SOLE VOTING POWER
NUMBER OF       824,800 SHARES
SHARES
BENEFICIALLY  6 SHARED VOTING POWER
OWNED BY
EACH
REPORTING     7 SOLE DISPOSITIVE POWER
PERSON          824,800 SHARES
WITH          8 SHARED DISPOSITIVE POWER

9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
824,800 SHARES

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES*/  /

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.1%

12 TYPE OF REPORTING PERSON*
BD, PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Page   2   of   5   Pages

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Page   3   of  5   Pages

Item 1.
(a) Name of Issuer
LXR Biotechnology Inc.

(b) Address of Issuer's Principal Executive Offices
1401 Marina Way South
Richmond, CA 94804

Item 2.
(a) Name of Person Filing
Grace Brothers Ltd

(b) Address of Principal Business Office or, if none,
Residence
1560 Sherman Avenue, Suite 900
Evanston, IL 60201

(c) Citizenship
Illinois Limited Partnership

(d) Title of Class of Securities
Common Stock

(e) Cusip Number
502468101

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Page   4  of  5  Pages

Item 3. If this statement is filed pursuant to Rules 13d-1
(b), or 13d-2 (b), check whether the person filing is a:

(a) (X) Broker or Dealer registered under Section 15 of the
Act

(b) ( ) Bank as defined in section 3(a)(6) of the Act

(c) ( ) Insurance Company as defined in section 3(a)(19) of the act

(d) ( ) Investment Company registered under section 8 of the
Investment Company Act

(e) ( ) Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

(f) ( ) Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security
Act of 1974 or Endowment Fund; see 240.13d-1(b)(1)(ii)(F)

(g) ( ) Parent Holding Company, in accordance with 240.13d-
1(b)(ii)(G) (Note:  See Item 7)

(h) ( ) Group, in accordance with 240.13d-(b)(1)(ii)(H)

Item 4. Ownership
(a) Amount Beneficially Owned
824,800

(b) Percent of Class
5.1%

(c) Number of shares as to which such person has:
(i) sole power to vote or to direct the vote
824,800

(ii) shared power to vote or to direct the vote

(iii) sole power to dispose or to direct the vote
824,800

(iv) shared power to dispose or to direct the disposition of

Item 5. Ownership of Five Percent or Less of a Class
Not Applicable

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Page   5   of  5   Pages

Item 6. Ownership of More than Five Percent of Behalf of
Another Person.

No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Item 7. Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on By the Parent
Holding Company

Reporting person is not a parent holding company.

Item 8. Identification and Classification of Member of the
Group

Reporting person is not a member of a group.

Item 9. Notice of Dissolution of Group

Reporting person is not filing notice of dissolution of a group.

Item 10. Certification

By signing below Grace Brothers certifies that, to the best of its knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes of effect.


SIGNATURE

Grace Brothers, Ltd., after reasonable inquiry and to the best of its knowledge and belief certifies that the information set forth in this statement is true, complete and correct.

Dated:

Grace Brothers, Ltd.

By:____________________
   Bradford T. Whitmore
   General Partner
   Grace Brothers, Ltd.